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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

April 29, 2021

VIA EDGAR

Re:	TaskUs, Inc.
Registration Statement on
Form S-1
Filed April 12, 2021 (the “Registration Statement”)
File No. 333-255190

Edwin Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kim:

On behalf of TaskUs, Inc. (the “Registrant” or “TaskUs”), we hereby transmit responses to your comment letter, dated April 27, 2021, regarding the Registration Statement. To assist your review, the text of the Staff’s comment is retyped in italics below. Please note that all references to page numbers in the responses below refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

In addition, we have attached as Annex A to this letter an updated version of the inside cover art to the Registration Statement that has been revised to reflect the matters discussed in our telephone conversation with the Staff on April 28, 2021.

Form S-1 filed on April 12, 2021

Financial Statements

Note (15) Subsequent Events (unaudited), page F-28

1.

Refer to your disclosure of IPO-Related Equity Grants on pages 163 and 164. We note that the Founder Awards will be granted effective immediately following the determination of the IPO price per share of Class A common stock and that other IPO awards may be granted in connection with the offering. Please expand the subsequent event disclosure to describe these stock incentive grants in detail, including the unvested amount of compensation expense for time-based restricted stock units, time-based stock options and performance-based restricted stock units and the period over which the unvested compensation expense is to be recorded.

In response to the Staff’s comment TaskUs will expand the subsequent event disclosure to describe the expected grants of Founder Awards and other IPO awards in detail, including the time-based restricted stock units, time-based stock options and performance-based restricted stock units and the period over which the unvested compensation expense is to be recorded. TaskUs is not able to disclose the amount of unvested compensation expense as such amounts will be based upon the grant date fair value, which is not determinable until the grant date and the occurrence of the IPO to determine the IPO price. TaskUs has included the changes it proposes to make in a subsequent pre-effective amendment in Annex B hereto.

2.

We note that the Class B Reclassification is expected to take place after effectiveness of the registration statement. We agree that ASC 505 does not require retroactive effect on the balance sheet. However, we continue to believe that this Reclassification is a significant event occurring after the balance sheet date that should be disclosed in the notes to the financial statements pursuant to ASC 855-10-50-2 as a non-recognized subsequent event that is of such a nature that it must be disclosed to keep the financial statements from being misleading to investors. Please expand the disclosure to include detail of the nature of the Reclassification, including the changes to the capital structure.

In response to the Staff’s comment TaskUs will expand the subsequent event disclosure to include, in detail, the nature of the Reclassification, including the changes to its capital structure. TaskUs has included the changes it proposes to make in a subsequent pre-effective amendment in Annex B hereto.

*****

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Joshua Ford Bonnie at 202-636-5804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Jan Woo, Legal Branch Chief

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Balaji Sekar

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron B. Rooney

Emily Roberts

Annex A

Outsourcing reimagined for the innovation age. $35mm 2020 net income$478mm 2020 Revenue 60%(2017-2020) 72% adj. EBITDA CAGR (2017-2020)* *For reconciliation of Adjusted EBITDA TO THE most directly comparable GAAP measure please see “Selected Historical Consolidated Financial Data”. 125% Average Net Revenue Retention Rate (2018-2020) 4.6 Glassdoor Score (as of March 2021) 2020 Net Income 72 Total Clients >$500,000 (2020)

Annex B

presented, Blackstone had an interest in Mphasis Limited (“Mphasis”), an entity that supplies TaskUs with certain consulting services. During the year ended December 31, 2020, the Company made payments of $0.2 million.

Similarly, from time to time, the Company does business with entities affiliated with members of our Board of Directors, which cannot be presumed to be carried out at an arm’s length basis. A management consulting firm affiliated with a member of our Board of Directors provides consulting services to the Company. During the year ended December 31, 2020, the Company incurred fees related to consulting services provided of $0.3 million.

(14) Subsequent Events

The Company has evaluated subsequent events from the consolidated balance sheets date through March 23, 2021, the date at which the consolidated financial statements were available to be issued, and have determined that there are no subsequent events that require disclosure.

(15) Subsequent Events (unaudited)

2021 Dividend

On April 9, 2021, the board of directors declared a cash distribution in the aggregate amount of $50 million from TaskUs Holdings, Inc. to Bidco, then from Bidco to Midco, then from Midco to TaskUs, Inc., then from TaskUs, Inc. to holders of our common stock as dividend payment. The cash dividend ~~is payable on or about~~was paid on April 16, 2021 ~~and will be paid using available cash~~.

Initial Public Offering

The Company has filed a Form S-1 registration statement with the Securities and Exchange Commission and applicable amendments thereto with the intention of pursuing an initial public offering (“IPO” or “offering”) in the second quarter of 2021. After the effectiveness of the registration statement and prior to the closing of the offering, the Company will amend its Certificate of Incorporation to effect a ten-for-one forward split of its outstanding common stock and authorize two classes of common stock, Class A and Class B common stock. Under the amended Certificate of Incorporation, all outstanding shares of common stock will be reclassified into an equal number of shares of Class B common stock (the “Class B Reclassification”). All existing shareholders prior to the Class B Reclassification will participate equally in the Class B Reclassification. The Class B common stock will be entitled to ten votes per share and each share will be convertible to one share of Class A common stock. Prior to consummation of the offering, the Company expects that 9,764,237 shares of Class B common stock will be converted into an equivalent number of shares of Class A common stock and be sold by the selling stockholders based on assumptions currently available, including an assumed maximum aggregate offering price of $350,000,000 and 5,453,154 shares of Class A common stock offered by TaskUs, Inc.

2021 Omnibus Incentive Plan

Prior to the consummation of the offering, the Company’s board of directors expects to adopt, and the Company expects the stockholders to approve, the TaskUs, Inc. 2021 Omnibus Incentive Plan (“Omnibus Incentive Plan”). Under the Omnibus Incentive Plan, certain awards will be available to be issued, including non-qualified stock options, incentive stock options, stock appreciation rights (“SARs”), restricted shares of Class A common stock, restricted stock units (“RSUs”), or other equity-based or cash-based awards.

In connection with the offering, the Company expects to grant awards pursuant to the Omnibus Incentive Plan to its founders (“Founder Awards”) and to certain other officers and employees (“IPO Awards”) consisting of (i) time-based RSUs, (ii) performance-based restricted stock units (“PSUs”) and (iii) time-based stock options, in each case in relation to shares of Class A common stock. The RSU and PSU grants will become effective on the completion of the IPO. The time-based stock options will be granted effective immediately following the determination of the offering price per share of our Class A common stock in the IPO, and will have a per-share exercise price equal to the offering price. The Company expects to grant Founder Awards consisting of 2,202,752 time-based RSUs, 3,304,128 PSUs, and 1,101,376 time-based stock options. The Company expects to grant IPO Awards consisting of 323,913 time-based RSUs and 463,043 time-based stock options. The Company plans to obtain a contemporaneous valuation to determine the grant date fair value of the awards considering the appropriate inputs on such date, including the offering price as necessary. The Company has preliminarily concluded that both the Founder Awards and IPO Awards will be employee stock-based compensation awards within the scope of ASC 718.

Founder Awards

The Founder Award RSUs and Founder Award time-based stock options will vest in quarterly installments over the four year period beginning on the completion of the IPO, subject to continued service through each applicable vesting date. The Founder Award PSUs vest in tranches upon the achievement of certain thresholds related to the company’s growth in enterprise value, as determined each year from the date of grant, subject to continued service through each applicable performance date. The Company has preliminarily concluded that it will recognize compensation expense for the Founder Award RSUs and Founder Award time-based stock options based on the grant date fair value using a graded expense attribution model over the four year requisite service period. For the Founder Award PSUs, the Company has preliminarily concluded that the achievement thresholds required for vesting meet the definition of a market condition and the Company will incorporate such market conditions in its determination of grant date fair value for the awards. Compensation expense for the Founder Award PSUs will be recognized using a graded attribution model over the requisite service period, which we generally expect to be the longer of the derived service period or the explicit four year service period. However, all such conclusions will be confirmed based on the actual terms as provided to the founder upon grant of the awards.

IPO Awards

The IPO Awards consist of RSUs and time-based stock options that will vest in annual installments over the four year period beginning on the completion of the IPO, subject to continued service through each applicable vesting date. The Company has preliminarily concluded that it will recognize compensation expense for the RSUs and time-based stock options based on the grant date fair value using a graded expense attribution model over the four year requisite service period. However, all such conclusions will be confirmed based on the actual terms as provided to the employees upon grant of the awards.